Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 000-30918

Apr 23, 2018 7:00 AM CET
Interim Report First Quarter 2018
Stockholm - Tele2 AB, (Tele2), (NASDAQ OMX Stockholm: TEL2 A and TEL2 B) today announces its consolidated results for the first quarter 2018.
CEO comment:
“The first quarter of 2018 marks the beginning of a year of major transformation for the Tele2 Group. Our business momentum continued with growth in revenue, EBITDA and operating cash flow. Looking forward to the merger with Com Hem, we are today also announcing an updated shareholder remuneration and leverage policy, which we believe is highly attractive to all shareholders of the combined company.”
Financial highlights:
—	Net sales growth of 5 percent, like-for-like
—	Mobile end-user service revenue growth of 4 percent and EBITDA growth of 6 percent, like-for-like
—	Adjusted for two non-cash one-off items, mobile end-user service revenue grew 5 percent and EBITDA grew 9 percent
—	Rolling 12 months operating cash flow growth of 26 percent
—	Kazakhstan reached the EBITDA margin target level of 30 percent earlier than expected
—	Updated financial framework for the combined company, post the proposed merger with Com Hem, aiming for:
-	Net debt to EBITDA target range of 2.5-3.0x
-	Ordinary dividend of at least 80 percent of equity free cash flow
-	Extraordinary dividends and/or share repurchases to maintain target leverage
The report is available on www.tele2.com
Presentation of the first quarter 2018
Tele2 will host a presentation with the possibility to join through a conference call, for the global financial community at 10:00 am CEST (09:00 am BST/04:00 am EDT) on Monday, April 23, 2018. The presentation will be held in English and also made available as a webcast on Tele2’s website: www.tele2.com
Dial-in information:
To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call to register your attendance. Ask for Tele2 Q1 Interim Report 2018.
Dial-in numbers:
SE: +46 (0)8 5065 3942
UK: +44 (0)330 336 9411
US: +1 646 828 8143

For more information, please contact:
Angelica Gustafsson, Head of Public Relations, Tele2 AB, Phone: +46 704 26 41 42
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88
This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact persons set out above, at 07:00 CEST on April 23, 2018.
TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across 8 countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on the NASDAQ OMX Stockholm since 1996. In 2017, Tele2 had net sales of SEK 25 billion and reported an EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates

IMPORTANT INFORMATION
The information included in this press release is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 intends to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem expect to mail a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the merger document becomes available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Ms. Petra von Rohr, Director of IR and Corporate Communications, e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.
In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this press release may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this press release, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.